UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

China Customer Relations Centers, Inc.

(Name of Issuer)

Common Shares, par value $0.001
(Title of Class of Securities)

G2118P102

(CUSIP Number)

February 21, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒     Rule 13d-1(c)

☐     Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Guangzhou Cornerstone Asset Management Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,032,000 (1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 1,032,000 (1)
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,032,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.63% (2)
12	TYPE OF REPORTING PERSON* OO

(1)	The 1,032,000 shares for the Company’s common shares held by Guangzhou Cornerstone Asset Management Co., Ltd.
(2)	Based on a total of 18,329,600 shares of common shares issued and outstanding.

Page 2 of 5 Pages

Item 1	(a)	Name of Issuer:

China Customer Relations Centers, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

c/o Shandong Taiying Technology Co., Ltd.

1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, Hugh-tech Zone,

Taian City, Shandong Province, People’s Republic of China 27100

Item 2	(a)	Name of Person Filing,

Guangzhou Cornerstone Asset Management Co., Ltd.

(b)	Address of Principal Business Office and Citizenship

RM 1605, Agile Centre, 26 Huaxia Road, Zhujiang Xincheng, Tianhe District,
Guangzhou, Guangdong 510000 China

(c)	Citizenship

People’s Republic of China

(d)	Title of Class of Securities:

Common Shares, par value $0.001

(e)	CUSIP Number:

G2118P102

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4	Ownership:

(a)	Amount beneficially owned: 1,032,000

(b)	Percent of Class: 5.63%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,032,000

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of: 1,032,000

(iv)	Shared power to dispose or to direct the disposition of:

Page 3 of 5 Pages

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following                 ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2017

Guangzhou Cornerstone Asset Management Co., Ltd.
Company Name

/s/ Xu He
Signature

Xu He/President
Name/Title

Page 5 of 5 Pages